October 23, 2013

Via EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

UNITED STATES SECURITIES AND ECHANGE COMMISSION

100 F Street, N.E

Washington, D.C. 20549-7561

Re:	Gaming Partners International Corporation
Form 10-K for the year ended December 31, 2012
Filed March 26, 2013
File No. 000-23588

Dear Ms. Cvrkel:

We have received the Commission’s letter dated October 11, 2013 concerning the Form 10-K for the fiscal year ended December 31, 2012, filed by Gaming Partners International Corporation (GPIC or the Company) on March 26, 2013, which was in response to our response letter dated October 4, 2013. The following is GPIC’s response to the Commission’s comment:

Form 10-K

Overview of Business, page 15

1.	We note your responses to our prior comments 1 and 2, however, it is unclear why you believe you have one operating segment given that the CODM reviews reports by geography and reviews profitability by entity (i.e. GPI USA, GPI SAS and GPI Asia). As each of these entities appears to engage in business activities that earn revenue and incur expenses, have operating results that are reviewed by the CODM for purposes of overall resource allocation and to assess overall corporate profitability, and have discrete financial information available, it would appear as though they represent separate operating segments under the guidance outlined in ASC 280-10-50-1. In this regard, please explain in further detail why you do not believe such entities represent separate operating segments. Alternatively, if you believe these entities represent separate operating segments but one reportable segment under ASC 280-10-50-10, please tell us how the operating segments meet the criteria for aggregation outlined in ASC 280-10-50-11. Your response should explain in detail the basis, or rationale for your conclusion that these operating segments are economically similar. We may have further comment upon review of your response.

GPIC Response

Upon further consideration based on your comment, we continue to believe that we are a single operating segment, which belief is supported by the role of our CODM, Chief Executive Officer Greg Gronau. We recognize the guidance outlined in ASC 280-10-50-1 and that in our response dated October 4, 2013 we stated, “Our CEO also reviews profitability by entity as part of his overall corporate resource allocation and to assess overall corporate profitability”. However, that statement was intended to indicate that our CEO receives a consolidating income statement as part of the monthly reporting package, elements of which we described in our prior response, but he does not use the consolidating income statement for resource allocation or assessing location level profitability. Our CEO assesses resource allocation and profitability of the Company as a whole based upon our consolidated results of operations.

To further illustrate our belief that we operate in a single segment, please consider the following in terms of how our CODM allocates resources and assesses overall Company profitability. We believe these items overcome any presumption that may exist that the discrete information reviewed by our CODM causes a conclusion that we have multiple operating segments:

•	We do not have managers who are responsible for the profitability of our individual locations.
•	Our CEO’s incentive compensation is discretionary and is determined by our Board based upon our consolidated results of operations.
•	Our CEO manages sales and marketing on a global basis. He reviews global product demand and then makes a decision as to where our products should be manufactured.
•	Our CEO reviews gross margin by product line on a consolidated basis and by geography.
•	Our CEO and VP of Global Operations manage operations in our production facilities by monitoring labor efficiencies and overhead variances. We view our production facilities as cost centers.

Based upon the foregoing, we believe we operate in one segment.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or concerns, please feel free to contact me at (702) 384-2425.

Sincerely,
/s/ Michael D. Mann
Michael D. Mann
Chief Financial Officer and Treasurer

cc:	Gregory S. Gronau, President and Chief Executive Officer
Laura McAllister Cox, Executive Vice President and General Counsel
Robert J. Kelly, Chairman, Audit Committee